UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

SUPERCOM LTD.

(Translation of Registrant’s name into English)

1 Arie Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Supercom Ltd. Announces Annual General Meeting of Shareholders

SuperCom Ltd. (the “Registrant”) announces that the 2016 Annual General Meeting of the Shareholders (the “Meeting”) will be held at the office of SuperCom Ltd., 1 Arie Shenkar Street, Hertzliya Pituach, Israel, on December 12, 2016, at 6:00 P.M (Israel time). In connection with this Meeting, the Registrant will mail to shareholders a Notice of the Annual General Meeting of Shareholders and Proxy Statement and Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Annual General Meeting and Proxy Statement and Proxy Card.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.
By:	/s/ Arie Trabelsi
Name:	Arie Trabelsi
Title:	Chief Executive Officer

Date: November 8, 2016